CASTELLUM

03007289

82-4683

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED FEB 25 2003 WASH. D.C. 165 SECTION

SUPPL

February 19, 2003

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Releases. November 22, 2002, concerning acquisition of two properties in Helsingborg. January 21, 2003, concerning sales of residential properties and undeveloped land, January 28, 2003, Year-end Report 2002 and February 18, 2003, concerning proposals to the AGM in Castellum AB.

Very truly yours,
CASTELLUM AB

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Håkan Hellström
p.p. Gun Åberg

dw 3/12

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE

Gothenburg, November 22, 2002

Castellum has acquired two properties in Helsingborg

The Real Estate Company Castellum has, through its subsidiary Fastighets AB Briggen, acquired two properties in Helsingborg at a total of SEK 48 million.

One of the properties is a warehouse and logistic property of 11,914 sq.m. which also includes a building permission of about 3,000 sq.m. The other property consists of three buildings at a total of 4,832 sq.m. Both properties are located in Berga industrial area and will be a valuable complement to Briggens existing properties in the area.

Castellums new website – www.castellum.se

Castellums new website is in many ways different from the old one, both in content and colour as well as form. The most obvious changes is easier search ways for tenants looking for new premises and a subscription function to Castellums Press Releases and Interim Reports.

Castellum is one of the major listed real estate companies in Sweden. The booked value of the real estate portfolio amounts to SEK 12.6 billion. The total lettable area, which comprises mainly commercial properties, amounts to 2.4 million square metres. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in the geographical areas: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 1/2003

Gothenburg, January 21, 2003

Castellum sells residential properties and undeveloped land with a capital gain of SEKm 50

Castellum has, through its subsidiaries, sold properties totaling SEKm 135 with a capital gain of SEKm 50.

During the end of 2002 seven smaller properties were sold with the total selling price amounting to SEKm 36, which were equivalent to book value. Five of the properties, two in Vaggeryd, one in Växjö, one in Jönköping and one in Värnamo were sold by the subsidiary Fastighets AB Corallen. One property in Borås and one in Kungälv were sold by the subsidiaries Harry Sjögren AB and Eklandia Fastighets AB respectively. Furthermore Fastighets AB Corallen has acquired two smaller properties at the end of 2002 for a total of SEKm 15.

During the year 2002 properties were sold for a total of SEKm 503 with a capital gain of SEKm 179 while acquisitions including investments in existing properties totaled SEKm 1 050.

In the beginning of 2003 Eklandia Fastighets AB has sold two residential properties, Lorensberg 49:12 (3 300 sq.m) and Kommendantsängen 6:7 (2 800 sq.m) to new tenant-owners' associations. The selling price totals SEKm 78 with a capital gain of SEKm 43.

The subsidiary Fastighets AB Brostaden has sold a building permission of 6 000 sq.m in Smista Park next to Kungens Kurva south of Stockholm, for SEKm 11 with a capital gain of SEKm 7. In addition the subsidiary Aspholmen Fastigheter AB has sold the property Gjutjärnet 11 in Västerås for SEKm 10, equivalent to book value.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 2/2003

Gothenburg, January 28, 2003

Castellum proposes an increased dividend of SEK 7.50

- **Net income for the year after tax including items affecting comparability amounts to SEKm 873.**
- **Net income excluding items affecting comparability and after a standard tax deduction was SEKm 495, equivalent to earnings per share of SEK 12.07 – an increase by 21 % compared with previous year.**
- **Income from property management per share rose 16% to SEK 12.39.**
- **Net asset value per share amounted to SEK 183 at year-end.**
- **The Board proposes an increased dividend of SEK 7.50 per share.**

Income from property management for the year, i.e. net income excluding capital gains from property sales, items affecting comparability and tax, amounted to SEKm 508, equivalent to SEK 12.39 per share, which is an improvement of 16 % compared with previous year. The improvement has mainly been achieved through increased rental income, but acquisitions and investments in existing properties have also contributed to the increase in profit. Cash flow from property management totalled to SEKm 622 equivalent to SEK 15.17 per share, compared with SEK 13.32 previous year.

During 2002, 31 properties were sold for a total of SEKm 503, with a capital gain of SEKm 179 compared with SEKm 129 during previous year. As a result of new accounting principles Castellum has reversed previously made write-downs that no longer can be justified for a total of SEKm 316 which are reported as items affecting comparability. Castellum's net income for 2002 was SEKm 873 compared with SEKm 426 previous year. Net income excluding items affecting comparability and after a standard tax deduction of 28 % was SEKm 495, equivalent to SEK 12.07 per share, which is an improvement by 21 % compared with previous year.

Acquisitions and investments during 2002 amounted to SEKm 1,050 compared with SEKm 1,741 previous year.

As at year-end, Castellum has made a valuation of all the properties. The net asset value per share was then calculated to SEK 183.

At today's meeting, the Board of Directors decided to propose to the General Annual Meeting a dividend of SEK 7.50 per share and as record day for dividend Tuesday, March 25, 2003, was proposed. The Board also decided to propose that the AGM would re-authorize the Board to decide on purchase and transfer of own shares.

"It is very pleasing to be able to reveal that the earnings-growth for the year 2002 is kept on the same level as previous years," comments Castellum's CEO, Lars-Erik Jansson. "Successful leasing and renegotiations with increased rental income as well as acquisitions and investments are the principle explanations for the improvement. Our business concept with local subsidiaries, a wide risk spread and a large number of smaller contracts has shown successful even in a weaker market, hence, I take a positive view of the future," adds Lars-Erik Jansson.

Enclosure: Year-end Report 2002

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 3/2003

Gothenburg, February 18, 2003

Proposals to the Annual General Meeting in Castellum AB

At the Annual General Meeting of shareholders in Castellum AB on March 20, 2003, the following proposal for election of the Board of Directors and Auditors will be put forward. The proposal is supported by shareholders representing about 35 % of the capital and votes.

Re-election will be proposed for all of the members of the Board, Jan Kvarnström, Mats Israelsson, Lars-Erik Jansson, Gunnar Larsson, Stig-Arne Larsson and Göran Lindén and new-election of Ulla-Britt Fräjdin-Hellqvist.

Re-election will be proposed for Caj Nackstad and new-election of Ingemar Rindstig as company auditors and new-election of Conny Lysér as deputy auditor, all authorised public accountants.

The Board will propose a prolonged authorization for the Board, until the next AGM, to purchase and transfer own shares.

Furthermore, the Board will propose a dividend of SEK 7.50 per share and March 25, 2003 as record day for dividend.

In accordance with the regulations of the Articles of Association, the notice to attend the AGM, including the proposals of the Board as well as other items on the agenda, are published in the Swedish newspapers Post & Inrikes Tidningar, Svenska Dagbladet and Göteborgs-Posten.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56